UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

BOSTON FINANCIAL QUALIFIED HOUSING TAX CREDITS L.P. III, A LIMITED PARTNERSHIP

(Name of Issuer)

UNITS OF LIMITED PARTNERSHIP INTEREST

(Title of Class of Securities)

Not Applicable

------------------------

(CUSIP Number)

November 6, 2007

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

CUSIP No.	13G

1	NAMES OF REPORTING PERSONS
Danford M. Baker

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States (persons)

NUMBER OF SHARES BENEFFICALLY OWNED BY EACH REPORTING PERSON WITH
5 SOLE VOTING POWER
0 Units
6 SHARED VOTING POWER

7 SOLE DISPOSITIVE POWER
0 Units
8 SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 Units

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%

12	TYPE OF REPORTING PERSON IN

ITEM 1. ISSUER.

(a) The name of the subject company is BOSTON FINANCIAL QUALIFIED HOUSING TAX CREDITS L.P. III, LIMITED PARTNERSHIP (“the "Partnership").

(b) The address of the principal executive offices of the Partnership is 101 Arch Street, Boston, Massachusetts 02110.

ITEM 2. PERSONS FILING.

(a)	The persons filing this statement on Schedule 13G (the “Statement") is Danford M. Baker.
(b)	The address of the principal place of business of the filing person is 199 S. Los Robles Ave., #200, Pasadena, California 91101.
(c)	Mr. Baker, an individual, is a citizen of the United States.
(d)	This Statement relates to units of limited partnership ("Units").
(e)	Not applicable.

ITEM 3. [NOT APPLICABLE]

ITEM 4. OWNERSHIP.

The information from Items 5-11, inclusive, on the cover pages of this Statement is incorporated herein by reference. There are 0 Units held of record by Mr. Baker as of the date of this filing. On December 31, 2006 Mr. Baker acquired 10,005 Units (approximately 10.0%) over which he had the sole power to vote or dispose. On November 6, 2007 Mr. Baker disposed of all Units he held.

ITEMS 5-9. [NOT APPLICABLE]

ITEM 10. CERTIFICATION.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[SIGNATURE ON THE FOLLOWING PAGE]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	November 7, 2007

By:	/S/ Danford M. Baker
Danford M. Baker